August 15th, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F St. NE
Washington, DC 20549-3561
United States of America

Re:	Primacom AG
Form 20-F for Fiscal Year Ended December 31, 2004
Filed April 29, 2005
File No. 0-30004
Dear Mr. Spirgel:
We are responding to your letter dated June 30, 2005 relating to Primacom AG’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).
For your convenience, the Staff’s comments have been retyped below in boldface type, and the Company’s responses are provided immediately after each comment.
1.	Refer to the penultimate paragraph of page F-6, which indicates that you believe that the Second Secured Loan has an equity character, as defined by German law. Please explain to us why you believe your Second Secured Loan has an equity character under German law. Tell us your consideration of whether the Second Secured Loan should be accounted for as an equity investment in your subsidiary-investee, Primacom Management GmbH, under US GAAP; and your basis for continued control and consolidation of this investee. Please refer to all pertinent authoritative US GAAP literature in your response.

The German company law to which we refer to is sec. 32a and b of the German law pertaining to limited liability companies and sec. 57 German Stock Corporation Act in combination with the established equity replacement case law of the Federal Supreme Court of Justice (in German: “§ 32a, b GmbHG, § 57 AktG und die Rechtsprechungsregeln zum Eigenkapitalersatz”) which provides guidance and regulation on how corporations should behave during a period of financial crisis.

One of the law’s main provisions is that during a period of financial crisis Shareholder Loans are deemed to have an equity character and are effectively subordinated to 3rd party debt. Such loans cannot be serviced (i.e. no interest or other related payments made ) as long as the crisis continues. Also during such a period the Vorstand (principle officers of the company) are personally liable for any payments made in breach of these rules. Should the crisis lead to insolvency, then the subordination would remain. If the crisis is resolved, then the servicing of the Shareholder Loan can be resumed.

Furthermore, a 3rd Party loan may, in some circumstances and if certain criteria are met, be deemed to have the same character as a Shareholder Loans in which case the same rules as above apply.

There is no clear case law which provides definitive guidance on this issue. However, should a lender, through the combination of covenants, extensive rights of consent, behaviour etc., be deemed to be in a position to influence the Company’s business as if he were shareholder then the above criteria would be met.

The Company clearly is in a period of financial crisis. Therefore, it was necessary to determine whether the Second Secured Loan would qualify for the above treatment. Expert legal opinions were commissioned by the Company and these have clearly confirmed that the Second Secured Loan meets the above criteria and should, in accordance with the provisions of sec. 32a and b of the German law pertaining to limited liability companies and sec. 57 German Stock Corporation Act in combination with the established equity replacement case law of the Federal Supreme Court of Justice, be deemed to have an equity character. Consequently, as of December 2004, the Company stopped all interest and related payments to the Second Secured Lenders. The affirmative action claims filed by the Company in the German courts in December 2004 seek inter alia a specific declaration on this issue.

Subsequently, as noted in our Form 6-K file on 19th May 2005, the Second Secured Lenders served the Company with a notice of default and demand for the entire loan, accrued interest and other related costs.

Accounting treatment

The above rules (through subordination of the loan) protect the Company’s liquidity and also the interests of normal creditors. The protection is essentially of a temporary nature. More importantly, the application of these rules in no way changes the underlying financial obligation. Therefore the obligation is a loan and not an equity investment and is accounted for as such. Unpaid interest continues to be recorded as an expense.

The Company cannot determine with absolute certainty whether it will prevail in the above mentioned litigation. Therefore, in view of the acceleration of the loan by the Second Secured Lenders, we have classified the Second Secured Loan as a current liability, which, together with the related footnotes, provides readers with an appropriate description and assessment of the Company’s obligations

2.	Disclose in future filings how you recognize advertising sales revenue, fiber optic capacity leasing and revenue from barter transactions, as applicable.

As the revenue from advertising, fiber optic capacity leasing and barter transactions is not significant, the Company has not separately disclosed its revenue recognition policies related to these revenue streams. We supplementally advise the Staff that the revenue in 2004 from fibre optic leasing was € 4.1 million, barter deals € 60,000 and advertising € 7,500. The Company proposes to continue its current revenue recognition policy disclosures and include disclosures in the future if the amounts change and become significant.

3.	Disclose in future filings and tell us in your response letter how you account for programming costs and related programming carriage incentives.

Programming costs for the Company are minimal (i.e. approximately € 3.3 million in 2004) as most content in Germany and The Netherlands is of a cost free nature. For purchased content, the cost per subscriber is negotiated on an annual basis and is recognized throughout the year based upon invoiced amounts.

Programming carriage incentives are also relatively insignificant for the Company. Total incentives during 2004 were € 2.9 million in Germany and € 1,9 million in the Netherlands. Programming carriage incentives in Germany are based upon per subscriber amounts which are negotiated annually. The revenue is recognized when invoiced to the content provider each quarter or semi-annually. In The Netherlands the revenue is also based upon per subscriber amounts which are pre-billed to the content providers based upon estimates of subscribers. The revenue is deferred and recognized ratably over the quarter or half year.

Based upon the amounts of the programming costs and programming carriage incentives, the Company has not separately disclosed its recognition policies. The Company proposes to continue its current revenue and cost recognition disclosures and include disclosures in the future if the amounts change and become significant.

4.	In light of the impairments of long-lived assets recognized in 2002 and 2003, the Company’s history of losses, its substantial debt, the risks of insolvency, and the possible sale of Multikabel, it is unclear to us why Primacom AG has not recognized impairment in the value of goodwill. With a view towards expanded disclosure in future filings, please explain to us in detail how you have applied the guidance in SFAS No. 142 to your operations. Please address the following questions as part of your response to this comment.
•	Tell us how you determined your SFAS 142 reporting units,

•	Identify those SFAS 142 reporting units and explain how you allocated goodwill to each unit,

•	Please provide us a copy of your most recent goodwill impairment test,

•	Tell us if the assumptions used in your 2002 and 2003 goodwill impairment tests (cash flows and discount rates) were consistent with the assumptions used in your 2002 and 2003 SFAS 144 asset impairment tests.

Reporting Units

Currently, the Company operates in both The Netherlands and in Germany. In The Netherlands, the Multikabel subsidiary operates and serves its customers from one main network. This network is comprised of various long-lived assets, from network cabling to set-top boxes. The Multikabel cable system delivers their programming to their customers from various “head ends” that are directly attached to the main network. Since, the entire network at Multikabel is comprised of fixed assets that are dependent on each another, the Company considers this entity to consist of only one business, as defined in EITF 98-3, and therefore only one component. Since Multikabel (the Netherlands) was determined under FAS 131 to be a reportable segment and constitutes only one business, it constitutes one reporting unit under the provisions of FAS 142.

The network configuration in Germany is significantly different from that in The Netherlands. Germany is comprised of many different independent networks that serve separate customer bases. Each of these independent networks resides primarily in separate legal entities wholly owned by the Company. This structure resulted from historic expansion and the acquisition of approximately 18 companies purchased over the last six years. Since, each of these networks operates and serves different sets of customers independent of one another, the Company determined that each separate legal entity constitutes a business, as defined in EITF 98-3.

However, as required by FAS 142, two or more components of an operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics

In determining whether the separate legal entities in Germany should be combined into one reporting unit based on their economic similarities, the Company considered the following factors in addition to those in paragraph 17 of FAS 131:
The manner in which its entities operate their business and the nature of those operations.

Each of the components for Germany are engaged in the exact same type of business: cable television.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert.

Given the nature of the cable television market in Germany, goodwill associated with the various components in Germany is more likely recoverable based on multiple components vs. a single component given the necessity of a large customer base to generate cash flow.

The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.

The component businesses in Germany do not share assets and other resources.

Whether the components support and benefit from common research and development projects.

There is very little research and development done.
An operating segment should be deemed to be a reporting unit if all of its components have similar economic characteristics, if none of its components is a reporting unit, or if it is comprised of only a single component.

Based on the information provided above, the Company includes all of its wholly owned subsidiaries in Germany in one reporting unit.

As a result of the above evaluation and for the purposes of SFAS 142, the Company has defined two reporting units that match the current segments, as defined by SFAS 131: Germany and the Netherlands.

The Company accounts for goodwill at each entity that produced the goodwill in the purchase business combination. Therefore, the Company did not need to allocate the goodwill already recognized in the financial statements into the reporting units, since it was possible to specifically identify the reporting unit to which the goodwill related.

Goodwill Impairment Test

The following is a summary of the goodwill impairment test that the Company performed as of October 1, 2004 in connection with the preparation of its 2004 consolidated financial statements:

Quoted market prices for the Company’s reporting units are not available. Therefore, an estimate of fair value was prepared based on a present value technique, which management believes is the best method available to estimate the fair value of the reporting units.

The basis used for the assessment of the fair value of the reporting units was free cash flow, which had been defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) less capital expenditures and plus or minus changes in working capital.

The key assumptions used for 2004 and 2003 are summarised below:-
Germany

	December 31, 2004	December 31, 2003

Number of years to calculate cash flows	5 years plus terminal value	5 years plus terminal value
Terminal value	Year 5 X (1+Terminal Growth Rate) / (WACC — Terminal Growth Rate)	Year 5 X (1+Terminal Growth Rate) / (WACC — Terminal Growth Rate)

Base year cash flow	2005 budget	2004 budget
Cash flows per year	EBITDA-CAPEX +/- Taxes +/ Change in Working Capital	EBITDA-CAPEX +/- Taxes +/ Change in Working Capital
EBITDA growth per year	Based on long range plan	4.5%
WACC	9.25%	9.25%
Capital expenditures (CAPEX) per year per subscriber	Based on long range plan	€12.50
Subscriber / customer growth per year	Based on long range plan	1%

The Netherlands

	December 31, 2004	December 31, 2003

Number of years to calculate cash flows	5 years plus terminal value	5 years plus terminal value
Terminal value	Year 5 X (1+Terminal Growth Rate) / (WACC — Terminal Growth Rate)	Year 5 X (1+Terminal Growth Rate) / (WACC — Terminal Growth Rate)

Base year cash flow	Based on long range plan	Based on long range plan
Cash flows per year	EBITDA-CAPEX +/- Taxes +/ Change in Working Capital	EBITDA-CAPEX +/- Taxes +/ Change in Working Capital
EBITDA growth per year*	Based on long range plan	Based on long range plan
WACC	9.52%	9.48%
Capital expenditures (CAPEX) per year	Based on long range plan	Based on long range plan

Free cash flows were discounted using the company’s weighted average cost of capital (“WACC”), which is described below in more detail.

For the German reporting unit in 2004 and the Netherlands reporting unit for 2003 and 2004 Cash flows were projected by individual network and aggregated by reporting unit for five years plus a terminal value.

For the German reporting unit in 2003 Cash flows were projected by individual network and aggregated by reporting unit for the base year (2004) cash flows. The base year cash flows were extrapolated for the remaining periods using growth assumptions from the higher level Long range plan.

The growth rate used in the calculation of the terminal value was 1% for Germany and 2% for the Netherlands reflecting the greater maturity and therefore higher saturation of the German market.

A marginal statutory tax rate of 35% was used for 2003 and 34.5% for 2004 for The Netherlands and 38 % for 2003 and 2004 for Germany.

The WACC utilised for the German reporting unit was 9.25% and 9.25% in 2003 and 2004, respectively. The WACC utilised for The Netherlands’ reporting unit was 9.48% and 9.52% in 2003 and 2004, respectively.

The development of WACC is shown in the table below:-

Germany	2004	2003
WACC based on target capital structure	9.25%	9.25%
Cost of Debt
Cost of Debt before Taxes	9.50%	9.50%
Spread	1.45%	1.45%
Marginal tax Rate	38.00%	38.00%
Cost of Debt after Tax	6.79%	6.79%

Cost of Equity
Risk Free Rate	5.50%	5.50%
Market Risk Premium	5.00%	5.00%
Beta (2-Year-Beta, adjusted, weekly)	1.80	1.80
Small Cap Premium	0.50%	0.50%
Cost of Equity	15.00%	15.00%

Capital Structure
Equity-Ratio	30%	30%
Debt-Ratio	70%	70%

Netherlands	2004	2003
WACC based on target capital structure	9.52%	9.48%
Cost of Debt
Cost of Debt before Taxes	9.50%	9.50%
Spread	1.45%	1.45%
Marginal tax Rate	34.50%	35.00%
Cost of Debt after Tax	7.17%	7.12%

Cost of Equity
Risk Free Rate	5.50%	5.50%
Market Risk Premium	5.00%	5.00%
Beta (2-Year-Beta, adjusted, weekly)	1.80	1.80
Small Cap Premium	0.50%	0.50%
Cost of Equity	15.00%	15.00%

Capital Structure
Equity-Ratio	30%	30%
Debt-Ratio	70%	70%

The WACC calculation was determined using the Company’s cost of debt (i.e. the average of the interest rates of the Senior Credit Facility and the Second Secured loan). An additional spread representing the difference between the “risk free rate” (long term expected rate for infinity) and the market rate for a 10-year bond was added.

The Company’s actual debt to equity ratio is not sustainable. Given the uncertainties of whether the Second Secured lenders will make use of the debt to equity conversion options available in the credit agreements and given the ongoing activities of the Company to negotiate a financial restructuring, we utilized a ratio of 30 % equity and 70 % debt in our WACC calculation, which reflects a long term view.

A small cap premium of 0.5% had been added to the model.

There is a lack of available peer group company information to assist in the determination of an appropriate beta factor. The Company is not a typical telecommunications company but more akin to a utility company. This is especially true for the German operations where the analogue business is the primary business whereas in The Netherlands’ business, new services are being introduced more rapidly. In 2003 and 2004, as we rolled out new services, we used a factor of 1.8 reflecting the migration towards a multi-service company.

Based upon the result of the calculation of fair value of the reporting units as of October 1st of each year utilising the assumptions above, the estimated fair value was higher than the carrying amount and, therefore, no further testing was necessary. A comparison of fair values and carrying values are listed in Annex 1.

In addition, the Company intends to include the following disclosure in Management’s Discussion and Analysis in future filings, if appropriate.
“If the discount rates used by the Company increased by 1%, the fair values of the Company’s reporting units, identified as the German networks and The Netherlands network, would still exceed the carrying values and not result in an impairment of goodwill.”
All of the above assumptions were consistent with the assumptions used in our 2002, 2003 and 2004 long-lived asset impairment tests. The projected cash flows by independent network as utilised in the goodwill impairment test were also used in the long-lived asset impairment test. Note that the impairment of the long-lived assets in 2002 related to the fixed assets utilized by the independent networks in certain German locations that have been underperforming. The impairment in 2003 related specifically to equipment related to the Company’s digital cable business.
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As requested, the Company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosures in our SEC filings;

•	SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or wish to discuss any of the Company’s responses, please contact William Cullen directly at 0049 6131 944 550.

Very truly yours,

Hans-Werner Klose
Member of the Management Board

Cc:	Robert S. Littlepage, Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F St. NE
Washington, DC 20549-3561
United States of America

Annex 1

Germany
Fair value of reporting unit as determined by the DCF method	[Confidential Treatment Requested by Primacom AG]
Carrying value of the reporting unit	[Confidential Treatment Requested by Primacom AG]

The Netherlands
Fair value of reporting unit as determined by the DCF method	[Confidential Treatment Requested by Primacom AG]
Carrying value of the reporting unit	[Confidential Treatment Requested by Primacom AG]